

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2015

Gregory Dangler
President, Chief Financial Officer and Secretary
RMR Industrials, Inc.
9595 Wilshire Boulevard, Suite 310
Beverly Hills, California 90212

> **Re: RMR Industrials, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 1, 2015**
> **File No. 333-205416**

Dear Mr. Dangler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that your offering may be a blank-check offering and subject to Rule 419 of Regulation C. Please revise to provide the disclosures required under Rule 419 or provide a detailed analysis of why you believe you are not a blank-check company. Your analysis should focus on current business activities, especially activities and expenses incurred since January 31, 2015, the ending date of your statement of operations. We note that according to your MD&A on page 30, your operating expenses have consisted primarily of consulting services from related parties, public company costs and amortization of intangible assets, and your business plan includes the acquisition of "complimentary industrial assets."

2.   Please identify your underwriter in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Mark Lee, Esq.
        Greenberg Traurig